# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Canagold Resources Ltd., CIK 0000868822
CUSIP: 136842101
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: Suite #1250 - 625 Howe Street, Vancouver, British Columbia Canada (A1), V6C 2T6
Date of event which requires filing of this statement: 10/28/2021
Filed by CIK 0002155841
Persons authorized to receive notices and communications: Vikramjeet Singh Sodhi, Dammstrasse 19, Zug, Switzerland (V8), 6300, (41) 41 562 9182

## Reporting persons
- Sun Valley Investments AG (CIK 0002155841): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 96,019,010; sole dispositive power 0; shared dispositive power 96,019,010; aggregate amount beneficially owned 96,019,010 (42.1% of the class)
  Comment: (1) Rows 8, 10 and 11: Represents 96,019,010 common shares directly held by Sun Valley Investments AG ("SVI AG"). Vikramjeet Singh Sodhi, as President of SVI AG's Board of Directors, has authority to direct the voting and disposition of these shares. Accordingly, SVI AG and Mr. Sodhi share voting and dispositive power over these shares. SVI AG has no ownership interest in, or voting or dispositive authority over, the common shares held by Goldlogic Corp.
  
  (2) Row 13: Based on 228,115,069 common shares outstanding, calculated by adding (i) 213,949,766 common shares outstanding as of August 13, 2026, as reported in the Issuer's Management's Discussion and Analysis furnished as Exhibit 99.1 to its Form 6-K furnished to the SEC on August 13, 2026, and (ii) 14,165,303 common shares issued in the September 18, 2026 financing, as reported in Exhibit 99.1 to the Issuer's Form 6-K furnished to the SEC on September 22, 2026.
- Goldlogic Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); source of funds: working capital (WC); sole voting power 0; shared voting power 17,476,937; sole dispositive power 0; shared dispositive power 17,476,937; aggregate amount beneficially owned 17,476,937 (7.7% of the class)
  Comment: (1) Rows 8, 10 and 11: Represents 17,476,937 common shares directly held by Goldlogic Corp. ("Goldlogic"). Vikramjeet Singh Sodhi, acting as a director under authority delegated by Goldlogic's Board of Directors, directs the voting and disposition of these shares. Sunvalley Company FZCO ("FZCO") owns 91.42% of Goldlogic and has the exclusive right to appoint and remove five of its directors. Accordingly, Goldlogic shares voting and dispositive power over these shares with Mr. Sodhi and FZCO. Goldlogic has no ownership interest in, or voting or dispositive authority over, the common shares held by Sun Valley Investments AG.
  
  (2) Row 13: Based on 228,115,069 common shares outstanding, calculated by adding (i) 213,949,766 common shares outstanding as of August 13, 2026, as reported in the Issuer's Management's Discussion and Analysis furnished as Exhibit 99.1 to its Form 6-K furnished to the SEC on August 13, 2026, and (ii) 14,165,303 common shares issued in the September 18, 2026 financing, as reported in Exhibit 99.1 to the Issuer's Form 6-K furnished to the SEC on September 22, 2026.
- Sunvalley Company FZCO: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 17,476,937; sole dispositive power 0; shared dispositive power 17,476,937; aggregate amount beneficially owned 17,476,937 (7.7% of the class)
  Comment: (1) Rows 8, 10 and 11: Represents 17,476,937 common shares directly held by Goldlogic Corp. ("Goldlogic"). Sunvalley Company FZCO ("FZCO") owns 91.42% of Goldlogic and has the exclusive right to appoint and remove five of its directors. Through its control of Goldlogic, FZCO may be deemed to share voting and dispositive power over these shares with Goldlogic and Vikramjeet Singh Sodhi, who ultimately controls FZCO and directs the voting and disposition of Goldlogic's Canagold securities. FZCO holds no common shares directly and has no ownership interest in, or voting or dispositive authority over, the common shares held by Sun Valley Investments AG.
  
  (2) Row 13: Based on 228,115,069 common shares outstanding, calculated by adding (i) 213,949,766 common shares outstanding as of August 13, 2026, as reported in the Issuer's Management's Discussion and Analysis furnished as Exhibit 99.1 to its Form 6-K furnished to the SEC on August 13, 2026, and (ii) 14,165,303 common shares issued in the September 18, 2026 financing, as reported in Exhibit 99.1 to the Issuer's Form 6-K furnished to the SEC on September 22, 2026.
- Vikramjeet Singh Sodhi: type of reporting person: individual (IN); citizenship or place of organization: Grenada (J5); source of funds: other (OO); sole voting power 0; shared voting power 113,495,947; sole dispositive power 0; shared dispositive power 113,495,947; aggregate amount beneficially owned 113,495,947 (49.8% of the class)
  Comment: (1) Rows 8, 10 and 11: Represents (i) 96,019,010 common shares directly held by Sun Valley Investments AG ("SVI AG") and (ii) 17,476,937 common shares directly held by Goldlogic Corp. ("Goldlogic"). Vikramjeet Singh Sodhi directs the voting and disposition of SVI AG's shares as President of its Board of Directors and of Goldlogic's shares as a director acting under authority delegated by its Board of Directors. Mr. Sodhi also ultimately controls Sunvalley Company FZCO ("FZCO"), which owns 91.42% of Goldlogic and has the exclusive right to appoint and remove five of its directors. Accordingly, Mr. Sodhi shares voting and dispositive power over SVI AG's shares with SVI AG and over Goldlogic's shares with Goldlogic and FZCO. Mr. Sodhi holds no common shares directly.
  
  (2) Row 13: Based on 228,115,069 common shares outstanding, calculated by adding (i) 213,949,766 common shares outstanding as of August 13, 2026, as reported in the Issuer's Management's Discussion and Analysis furnished as Exhibit 99.1 to its Form 6-K furnished to the SEC on August 13, 2026, and (ii) 14,165,303 common shares issued in the September 18, 2026 financing, as reported in Exhibit 99.1 to the Issuer's Form 6-K furnished to the SEC on September 22, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Canagold Resources Ltd.
Address of issuer's principal executive offices: Suite #1250 - 625 Howe Street, Vancouver, British Columbia Canada (A1), V6C 2T6

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Sun Valley Investments AG ("SVI AG"), (ii) Goldlogic Corp. ("Goldlogic"), (iii) Sunvalley Company FZCO, formerly known as Sunvalley Company DMCC ("FZCO"), and (iv) Vikramjeet Singh Sodhi ("Mr. Sodhi"). The foregoing persons are collectively referred to as the "Reporting Persons."

SVI AG and Goldlogic are the direct holders of the Common Shares reported herein. FZCO owns approximately 91.42% of Goldlogic and has the exclusive right to appoint and remove five directors of Goldlogic.

Lucent Earth Foundation wholly owns Lucent Earth Holding AG, which wholly owns SVI AG and Value Associates, LLC. Value Associates, LLC wholly owns FZCO. Mr. Sodhi is the founder and sole lifetime beneficiary of Lucent Earth Foundation, has reserved the rights to amend its governing documents and appoint and remove its council members, and is the sole manager of Value Associates, LLC. Mr. Sodhi controls the entire ownership chain and alone makes all decisions concerning the acquisition, voting and disposition of the Common Shares held by SVI AG and Goldlogic.

Lucent Earth Foundation, Lucent Earth Holding AG and Value Associates, LLC are passive holding entities and do not independently exercise or share voting or dispositive authority over the Common Shares.

The Reporting Persons are parties to a Joint Filing Agreement, as further described in Item 6.
Residence or business address:
The principal business address of SVI AG and the business address of Mr. Sodhi and Daniele Briata are Dammstrasse 19, 6300 Zug, Switzerland.

The principal business address of Goldlogic and the business address of Robin A. Greaves, Hutson C. A. Leacock and David O. Wright are CGI Tower, 2nd Floor, Warrens, St. Michael, Barbados BB 22026.

The principal business address of FZCO and the business address of Nisita Salilkumar Shah are Unit 1103, Gold Crest Executive, Jumeirah Lakes Towers, Dubai, United Arab Emirates.

The principal business address of Value Associates, LLC is 1712 Pioneer Avenue, Suite 500, Cheyenne, Wyoming 82001. The principal business address of each of Lucent Earth Holding AG and Lucent Earth Foundation is Feldkircher Strasse 31, 9494 Schaan, Liechtenstein.
Present principal occupation or employment:
The principal business of SVI AG is acting as a private investment firm. The principal business of each of Goldlogic, FZCO, Value Associates, LLC and Lucent Earth Holding AG is acting as a holding company. The principal activity of Lucent Earth Foundation is holding Lucent Earth Holding AG for the benefit of its founder.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the corporate Reporting Persons are set forth in Schedule I, filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.
Criminal convictions in the last five years: None of the Reporting Persons or the other persons identified in this Item 2 has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or the other persons identified in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation of such laws.
Citizenship: SVI AG is organized under the laws of Switzerland. Goldlogic is organized under the laws of Barbados. FZCO is organized in Dubai, United Arab Emirates. Value Associates, LLC is organized under the laws of Wyoming. Lucent Earth Holding AG and Lucent Earth Foundation are organized under the laws of Liechtenstein. Mr. Sodhi is a citizen of Grenada. The citizenship of each other natural person identified pursuant to Instruction C is set forth on Schedule I.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
SVI AG acquired the 96,019,010 Common Shares that it currently holds for aggregate consideration of approximately C$25,325,961.25. SVI AG paid the consideration from its working capital.

Of this amount, C$2,546,336 was satisfied by setting off the principal and accrued interest owing under an unsecured bridge loan previously made by SVI AG to the Issuer from its working capital. The bridge loan was terminated upon the setoff and did not provide SVI AG with any security, conversion, board nomination or similar right.

Goldlogic acquired the 17,476,937 Common Shares that it currently holds for aggregate consideration of approximately C$3,758,822.20, paid from its working capital. This amount includes C$2,767,500 paid to SVI AG for 13,500,000 Common Shares purchased on January 30, 2023.

FZCO and Mr. Sodhi did not pay separate consideration for the Common Shares reported as beneficially owned by them. Their beneficial ownership results from their respective ownership and control relationships with SVI AG and Goldlogic described in Item 2. Accordingly, the source of funds attributable to FZCO and Mr. Sodhi consists of the affiliate funds described above.

No portion of the purchase price for the Common Shares currently held by SVI AG or Goldlogic was obtained through borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the Common Shares for investment purposes. SVI AG may from time to time consider participating in future financings by the Issuer, but the Reporting Persons do not presently intend to increase their aggregate beneficial ownership to 50% or more of the outstanding Common Shares.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment periodically and may change their plans or intentions based on future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows (7) through (11) and row (13) of each Reporting Person's cover page is incorporated herein by reference.

The percentages reported herein are based on 228,115,069 Common Shares outstanding, consisting of 213,949,766 Common Shares reported by the Issuer as outstanding as of August 13, 2026, plus 14,165,303 Common Shares issued on September 18, 2026.

As of the date of this Schedule 13D:

1) SVI AG directly owns 96,019,010 Common Shares, representing approximately 42.1% of the outstanding Common Shares. SVI AG shares voting and dispositive power over those shares with Mr. Sodhi.

2) Goldlogic directly owns 17,476,937 Common Shares, representing approximately 7.7% of the outstanding Common Shares. Goldlogic shares voting and dispositive power over those shares with FZCO and Mr. Sodhi.

3) FZCO may be deemed to beneficially own the 17,476,937 Common Shares directly owned by Goldlogic, representing approximately 7.7% of the outstanding Common Shares, by virtue of its ownership and control of Goldlogic.

4) Mr. Sodhi may be deemed to beneficially own an aggregate of 113,495,947 Common Shares, representing approximately 49.8% of the outstanding Common Shares, consisting of the Common Shares directly owned by SVI AG and Goldlogic.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons report no sole voting or dispositive power over any Common Shares. FZCO and Mr. Sodhi do not directly own any Common Shares. The shares attributed to FZCO and Mr. Sodhi are the same shares directly owned by SVI AG or Goldlogic and are not counted more than once in the aggregate.

None of Value Associates, LLC, Lucent Earth Holding AG, Lucent Earth Foundation or the individuals identified in Schedule I, other than Mr. Sodhi, has sole or shared voting or dispositive power over, or beneficially owns, any Common Shares. None of the persons identified in Item 2 holds any option, warrant or other right to acquire Common Shares.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, SVI AG effected the following transactions. On September 18, 2026, SVI AG acquired 3,856,383 Common Shares directly from the Issuer pursuant to a private subscription at a price of C$0.47 per share. On the same date, SVI AG acquired 6,413,462 flow-through Common Shares from the initial subscribers in connection with the Issuer's private placement, through Oberon Capital Corp. acting as agent, at a price of C$0.36 per share. By virtue of the relationships described in Item 2, Mr. Sodhi may be deemed to have acquired beneficial ownership of the same Common Shares. None of the other Reporting Persons effected any transaction in Common Shares during that period.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) under the Exchange Act, the Reporting Persons entered into the Joint Filing Agreement, pursuant to which they agreed to the joint filing of this Schedule 13D and any amendments thereto. The Joint Filing Agreement is filed as Exhibit 99.1 and incorporated herein by reference.

Except for the Joint Filing Agreement and the ownership and authority relationships described in Item 2, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any such person and any other person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with call options, put options, security-based swaps or any other derivative securities, the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. None of the Common Shares beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency that would give another person voting or investment power over such Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated October 13, 2026, among the Reporting Persons.
Exhibit 99.2 - Schedule I: Directors and Executive Officers of the Corporate Reporting Persons.

## Signatures
- Sun Valley Investments AG: /s/ Vikramjeet Singh Sodhi, President of the Board (10/13/2026)
- Goldlogic Corp.: /s/ Vikramjeet Singh Sodhi, Director (10/13/2026)
- Sunvalley Company FZCO: /s/ Nisita Salilkumar Shah, Director (10/13/2026)
- Vikramjeet Singh Sodhi: /s/ Vikramjeet Singh Sodhi, Vikramjeet Singh Sodhi (10/13/2026)